As filed with the Securities and Exchange Commission on January 31, 1997

                                            Securities Act File No.  333-7823
                                    Investment Company Act File No.  811-6540

=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM N-14
                            REGISTRATION STATEMENT
                                    under
                          THE SECURITIES ACT OF 1933


/ / Pre-Effective Amendment No.          /x/Post-Effective  Amendment No. 1
                      (Check Appropriate box or boxes)

			     ---------------------

                         MUNIYIELD INSURED FUND, INC.
            (Exact Name of Registrant as Specified in its Charter)



                                (609) 282-2800
                       (Area Code and Telephone Number)

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

			     ---------------------

                                Arthur Zeikel
                         MuniYield Insured Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                   (Name and Address of Agent for Service)

			     ---------------------

                                  Copies to:


      Frank P. Bruno, Esq.                   Mark B. Goldfus, Esq.
        Brown & Wood LLP                 Merrill Lynch Asset Management
     One World Trade Center                  800 Scudders Mill Road
 New York, New York 10048-0557            Plainsboro, New Jersey 08536


===========================================================================


     This Amendment consists of the following:

     (1)  Facing Sheet of the Registration Statement.

     (2)  Part C to the Registration Statement (including signature page)

Parts A and B are incorporated by reference from Pre-Effective Amendment No.1 to this Registration Statement (File No. 333-7823) filed on August 21, 1996.

     This Amendment is being filed solely to file as Exhibit No.12 to this Registration Statement the private letter ruling received from the Internal Revenue Service.

                                    PART C
                              OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

     Section 2-418 of the General Corporation  Law of the State of  Maryland,
Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws and the Registrant's Investment Advisory Agreement with Fund Asset Management, Inc. (now known as Fund Asset Management, L.P. (the "Investment Adviser")) provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be provided to directors, officers and controlling persons of each Fund, pursuant to the foregoing provisions or otherwise, each Fund has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Fund of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, unless in the opinion of its counsel the matter has been settled by controlling precedent, will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section Six of the Purchase Agreement relating to the Registrant's Common Stock, a form of which previously was filed as an exhibit to the Common Stock Registration Statement (as defined below), and
(ii) Section Seven of the Purchase Agreement relating to the Registrant's AMPS, a form of which previously was filed as an exhibit to the AMPS Registration Statement (as defined below), for provisions relating to the indemnification of the underwriter.

ITEM 16.  EXHIBITS

1(a)   --   Articles of Incorporation of the Registrant (a)
(b)    --   Amendment to Articles of Incorporation of the Registrant (a)
(c)    --   Form of  Articles Supplementary creating the Series  A, Series B,
            Series C, Series  D and Series E Auction  Market Preferred Shares
            of the Registrant (b)
(d)    --   Form of Articles Supplementary creating the Series F and Series G
            Auction Market Preferred Shares of the Registrant (g)
2      --   By-Laws of the Registrant (c)
3      --   Not applicable
4      --   Form   of  Agreement  and  Plan  of  Reorganization  between  the
            Registrant and MuniYield Insured Fund II, Inc. (d)
5(a)   --   Form of Certificate for Common Stock (c)
(b)    --   Form of Certificate for AMPS (b)
(c)    --   Portions of the Articles of  Incorporation and the By-Laws of the
            Registrant  defining  the  rights of  holders  of  shares  of the
            Registrant (e)
6      --   Form  of Investment Advisory Agreement between the Registrant and the Investment Adviser (c)
7(a)   --   Form of Purchase Agreement between the Registrant, the Investment
            Adviser  and Merrill Lynch,  Pierce, Fenner &  Smith Incorporated
            ("Merrill Lynch") relating to the Registrant's Common
            Stock (c)
(b)    --   Form of Purchase Agreement between the Registrant, the Investment
            Adviser and Merrill Lynch relating to the Registrant's AMPS (b)
(c)    --   Merrill Lynch Standard Dealer Agreement (a)
8      --   Not applicable
9      --   Custodian Contract between  the Registrant and State  Street Bank and Trust Company (c)
10     --   Not applicable
11     --   Opinion  and  Consent  of  Brown  & Wood  LLP,  counsel  for  the
            Registrant (g)
12     --   Private Letter Ruling from the Internal Revenue Service
13(a)  --   Registrar,  Transfer Agency  and  Service Agreement  between  the
            Registrant and The Bank of New York (c)
(b)    --   Form of Auction Agent Agreement (b)
(c)    --   Form of Broker-Dealer Agreement (b)
(d)    --   Form of Letter of Representations (b)
14(a)  --   Consent of Deloitte  & Touche LLP,  independent auditors for  the
            Registrant (g)
(b)    --   Consent of Ernst & Young LLP, independent  auditors for MuniYield
            Insured
            Fund II, Inc. (g)
15     --   Not applicable
16     --   Power of Attorney (f)
17     --   None


--------------------

(a) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Common Stock, File Nos. 33-45058 and 811-06540 (the "Common Stock Registration Statement").
(b) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 relating to the Auction Market Preferred Stock, File Nos. 33-46025 and 811-06540.
(c) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant's Common Stock Registration Statement
(d) Included in Exhibit I to the Proxy Statement and Prospectus contained in this Registration Statement.
(e)  Reference is made to Article V, Article VI (Sections 2,  3, 4, 5 and 6),
     Article VII Article VIII, Article IX, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, as amended, filed as Exhibits 1 (a) and 1 (b) to the Common Stock Registration Statement; and to Article II, Article III (Sections 1, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws, as amended, filed, as Exhibit 2 to Pre-Effective Amendment No. 2 to the Common Stock Registration Statement
(f)  Included   on  the  signature  page  of  the  Registrant's  Registration
     Statement on Form N-14 filed on July 9, 1996 and incorporated by reference herein.
(g) Previously filed with Pre-Effective Amendment No. 1 to this N-14 Registration Statement on August 21, 1996



ITEM 17.    UNDERTAKINGS

     (a) The Registrant undertakes to suspend offering of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (1) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10 percent from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (2) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

     (b)    The Registrant undertakes that:

            (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be a part of the registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                  SIGNATURES

     As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 30th day of January, 1997.

                                   MUNIYIELD INSURED FUND, INC.
                                             (Registrant)

                                   By     /s/ GERALD M. RICHARD

                                      -------------------------------------
                                        (Gerald M. Richard, Treasurer)


As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                        Title              Date
         ---------                        -----              ----

       ARTHUR ZEIKEL/*/          President (Principal
---------------------------      Executive Officer)
       (Arthur Zeikel)           and Director

     GERALD M. RICHARD/*/        Treasurer (Principal
---------------------------      Financial and
     (Gerald M. Richard)         Accounting Officer)
                                 Director

        JOE GRILLS/*/           Director
----------------------------
         (Joe Grills)

       WALTER MINTZ/*/          Director
----------------------------
        (Walter Mintz)

  ROBERT S. SALOMON, JR./*/     Director
----------------------------
   (Robert S. Salomon, Jr.)

     MELVIN R. SEIDEN/*/        Director
----------------------------
      (Melvin R. Seiden)
    STEPHEN B. SWENSRUD/*/       Director
    (Stephen B. Swensrud)

/*/By:  /s/ Gerald M. Richard                             January 30, 1997
-----------------------------
 (Gerald M. Richard, Attorney-in-Fact)



                                EXHIBIT INDEX


EXHIBIT
NUMBER
-------

12   --     Private Letter  Ruling dated October 17, 1996  from the  Internal
            Revenue Service to Registrant and MuniYield Insured Fund II, Inc.